

August 29, 2013

Via E-mail
Mr. Hua Zhong
Joint Company Secretary
CNOOC Limited
Bank of China Tower, 65th Floor
One Garden Road
Central, Hong Kong

> **Re:** **CNOOC Limited**
> **Form 20-F for fiscal year ended December 31, 2012**
> **Filed April 24, 2013**
> **File No. 001-14966**

Dear Mr. Zhong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2012

Information on the Company, page 21

Summary of Oil and Gas Reserves, page 26

1.   We are unable to locate disclosure responsive to the requirements of Item 1202(a)(6) of Regulation S-K. Explain to us where this disclosure has been provided or revise your disclosure to include the required information. Alternatively, explain to us why the disclosure is not required.

Proved Undeveloped Reserves, page 28

2.   You state that you converted proved undeveloped reserves of 167 MMBOE to proved developed status. This is about ten percent of your year-end 2011 PUD reserves. It appears you converted 13%, 21% and 22% in 2011, 2010 and 2009 respectively. Rule 4-10(a)(31)(ii) of Regulation S-X requires that PUD reserves have a development plan indicating that they are scheduled to be drilled within five years of initial booking as proved reserves, unless the specific circumstances justify a longer time. Please explain to us the reasons for the reduction in PUD conversion rate in 2012 and 2011. Tell us your projected conversion ratios in each of the next five years.

3.   You indicated that 142.7 million BOE of your proved reserves were first booked before 2008. In addition to these quantities, tell us whether, as of December 31, 2012, there are any other proved undeveloped reserves which are not scheduled to be developed within five years of initial booking as proved reserves. If so, disclose the quantities involved and the specific circumstances that justify reporting the quantities as proved reserves. See Rule 4-10(a)(31) of Regulation S-X and Item 1203 of Regulation S-K.

Notes to Consolidated Financial Statements, page F-11

Reserve quantity information, page F-79

4.   FASB ASC Paragraph 932-235-50-5 requires "appropriate explanation of significant changes" for line items in the reconciliation of your disclosed proved reserves. Please revise your disclosure to explain the details/circumstances of discoveries and extensions for the years 2010, 2011 and 2012.

Exhibit 15.6

5.   On page three, your third party engineering report states "The estimated reserves and future net income amounts presented in this report, as of December 31, 2012, are based on the reserve audit review that RPS performed for PAE's year-end 2012 reserve report." This differs from your statement on page 29 "we have engaged independent third party consulting firms, including Ryder Scott Company, L.P., Gaffney, Cline & Associates (Consultants) Pte Ltd., Lee Keeling and Associates, Inc., and McDaniel & Associates Consultants Ltd. to perform annual estimates for our proved oil and gas reserves under our consolidated subsidiaries." As RPS audited seven percent of your reserves and is omitted from this description, it appears that third parties estimated materially less reserves than you have disclosed. Please revise your disclosure to clearly indicate the function(s) performed by your third party engineers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, petroleum engineer, at (202) 551-3704 if you have questions regarding engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant